Exhibit 10.30

October 25, 2023

Eugene Noel

Dear Bud:

I am pleased to confirm your promotion to Executive Vice President and President, U.S. Tower effective November 1, 2023. In this position you will be reporting to Steve Vondran, Executive Vice President and Chief Operating Officer.

This is an exempt position, and your new annual rate of base compensation will be $600,000. Your weekly hours worked in this position may fluctuate, and therefore, each weekly portion of your annual salary will constitute payment of all hours worked during that week. You also will be eligible for participation in a discretionary annual bonus plan based upon performance against pre-established goals and objectives to the same extent as similarly situated roles. This plan provides you with the opportunity to earn a bonus based upon a target of 125% of your annual base salary, subject to actual performance achieved and the terms and conditions set forth in the applicable plan.

In consideration of your acceptance of this Offer at this time, you will be recommended to the Compensation Committee (the “Committee”) of the Company’s Board of Directors for an equity award with an aggregate value of $2,500,000, to be granted in March 2024, and to be allocated as follows: (a) 40% to restricted stock units (“RSUs”), and (b) 60% to performance-based restricted stock units ( “PSUs”). The PSUs are incentive grants with respect to the Company’s common stock that (i) directly tie to the achievement of specific AFFO attributable per share growth and Return on Invested Capital targets annually established by the Committee and (ii) vest if the targets are met or exceeded at the end of a three (3) year period ending December 31, 2026. The actual number of RSUs and PSUs will be determined by the closing price of Common Stock on the grant date, rounding up to the next whole share in the case of fractional shares. The RSUs will vest over three (3) years of continuous employment with the Company, at a rate of 33⅓% per year, commencing one (1) year from the grant date. The above terms are subject to the terms and conditions of the RSU and PSU award agreements and other plan documents relating to the American Tower Corporation 2007 Equity Incentive Plan, as amended, which will be provided to you shortly after the grant date.

As an Executive Vice President, you also will be eligible for benefits of similarly situated employees. These benefits with respect to your Executive Vice President position would include continued participation in equity based Long-Term Incentive opportunity that is determined annually by Steve and the Committee and is currently comprised of RSUs and PSUs. You will also receive an annual car allowance of $12,000. In addition, you will be eligible for other

Bud Noel

benefits which would include, among other things, severance benefits as outlined under the American Tower Corporation Severance Program for Executive Vice Presidents.

Please be advised that your employment with American Tower Corporation remains at will, which means that your employment may be terminated at any time with or without cause by either you or the Company, with or without advance notice.

Finally, Bud, I wanted to convey to you that we are very excited about your taking on this role for the Company and we are confident that you will excel in meeting the challenges of this opportunity, as well as find it professionally rewarding. At your earliest convenience, please sign below acknowledging the terms of your promotion and return to me. Congratulations!

Sincerely,

/s/ Brenna D. Jones
Brenna D. Jones
Chief Human Resources Officer

______________________________________________________________________________
My signature acknowledges acceptance and my agreement with the terms and conditions set forth in the letter.

/s/ Eugene “Bud” Noel	10/25/2023
Eugene “Bud” Noel	Date